Item 27. Exhibit (d) v. 2.

C.M. LIFE INSURANCE COMPANY

140 Garden Street

Hartford, CT 06154

ANNUAL RATCHET DEATH BENEFIT ENDORSEMENT

This Endorsement modifies the Certificate to which it is attached. The effective date of this Endorsement is the Certificate Issue Date shown on the Certificate Schedule or a later date acceptable to the Company. In case of a conflict with any provision in the Certificate, the provisions of this Endorsement will control. The following hereby amends and supersedes the section of the Certificate captioned “Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period”:

PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

If the Death Benefit is payable due to the death of the Participant during the Accumulation Period, the amount of the Death Benefit will be the greater of the Certificate Value less any applicable charges or the value of the Annual Ratchet Death Benefit less any applicable charges.

On the Certificate Issue Date, the Annual Ratchet Death Benefit is equal to the Initial Purchase Payment.

After the Certificate Issue Date and prior to the Participant or the oldest Joint Participant, or Annuitant if the Certificate is owned by a non-natural person attaining Age 80, the Annual Ratchet Death Benefit is recalculated when a Purchase Payment or a withdrawal is made or on a Certificate Anniversary as follows:

1.	For Purchase Payments, the Annual Ratchet Death Benefit is equal to the most recently calculated Annual Ratchet Death Benefit plus the Purchase Payment.

2.	For withdrawals, the Annual Ratchet Death Benefit is equal to the most recently calculated Annual Ratchet Death Benefit reduced by an adjustment for withdrawals. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the withdrawal amount.

B = the Certificate Value immediately prior to the withdrawal.

C = the most recently calculated Annual Ratchet Death Benefit.

3.	On each Certificate Anniversary, the Annual Ratchet Death Benefit is equal to the greater of the Certificate Value or the most recently calculated Annual Ratchet Death Benefit.

In the absence of any withdrawals or Purchase Payments, the Annual Ratchet Death Benefit will be the greatest of all Certificate Anniversary Certificate Values on or prior to the date we calculate the death benefit.

At and after Age 80, the death benefit is the greater of Certificate Value or the Annual Ratchet Death Benefit calculated on the anniversary just prior to Age 80 adjusted pursuant to the Annual Ratchet Death Benefit recalculation formula as described in 1 and 2 above.

Death Benefit Charge: Quarterly the Company deducts a Death Benefit Charge from each Sub-Account of the Separate Account and the General Account in an amount, on an annual basis, no greater than the amount shown on the Certificate Schedule. The Death Benefit Charge will be deducted from the Sub-Accounts and the Fixed Account for Dollar Cost Averaging in the same proportion that the amount of the Certificate Value in each sub-Account or the Fixed Account for Dollar Cost Averaging bears to the total Certificate Value.

Signed for C.M. Life Insurance Company by:

SECRETARY	PRESIDENT

MU99DBrach(NJ)	Passage 05/03